Atossa Genetics Inc.

107 Spring Street, Seattle, Washington 98104

May 7, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Ada D. Sarmento, Erin Jaskot

Re:	Atossa Genetics Inc.

Registration Statement on Form S-3 filed March 27, 2018, as amended (File No. 333-223949)

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, Atossa Genetics Inc. (the “Company”) hereby requests that the effective date of the above-captioned registration statement (the “Registration Statement”) be accelerated so that it becomes effective at 5:00 p.m., Eastern Time, on May 9, 2018, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of the effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Ryan Murr of Gibson, Dunn & Crutcher LLP at (415) 393-8373 as soon as the Registration Statement has been declared effective.

Very truly yours,

Atossa Genetics Inc.

By:	/s/ Kyle Guse
Name:	Kyle Guse
Title:	Chief Financial Officer, General Counsel and Secretary